Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

Letter from SJW CEO to Mayor of San Jose, dated May 31, 2018

Dear Mayor Liccardo,

For more than 152 years, San Jose Water has served the people of San Jose and surrounding communities with safe, reliable, healthy, and affordable, high quality drinking water. Our company has grown with the region and, more importantly, our employees are proud to live, work, and serve in this community. I am deeply honored to join with them and want to assure you that we will build upon that legacy. You have our commitment to continually seek ways to improve our services and contribution to the valley communities we serve and our customers.

That is why we recently announced a plan to merge with Connecticut Water Service Inc, under our parent company – SJW Group. This parent company merger will provide significant benefits for our customers and their communities. Combined, the new company will have greater scale while maintaining its locally focused mission – delivering high quality drinking water service to families and communities. Scale is very important for water utilities, providing for improved purchasing power, better access to capital, and elimination of duplicative costs. These improvements and savings will directly benefit our customers and their communities.

While scale is critical, we also understand that water service is inherently local. While we get bigger, we remain locally focused. Same company, same employees, with the parent organization located right here in the City of San Jose. National scale with a strong local focus.

In the interim, I want to express that we do appreciate your questions. I am eager to meet with you to address them personally and transparently. I stand ready to meet when your schedule permits. We are confident that we can address the issues you raised and work to alleviate your concerns.

Additionally, while the California Public Utilities Commission’s approval is not required for this transaction, we are responding to their requests for information about it. We are confident that this information will confirm that the planned merger will cause no harm to the public interest or to the interests of our customers, including the City of San Jose and all the municipalities we serve. The challenges we face together have never been greater. To name just a few:

•	The impacts of climate change on weather patterns and the likelihood of greater and more severe droughts in the future.

•	The need for Strategic investments in new infrastructure to meet the growing demands that population growth of the Valley places on our system.

•	Ensuring proper maintenance and investment needed to improve reliability and quality of our 152-year-old system.

•	The deployment of new technology to ensure the highest water quality and to protect the public health. We look forward to working collaboratively with you, staff, and other stakeholders to address them.

We understand that we need to do all of the above while also balancing our water rates and impact on our customers. This challenge is not unique to San Jose Water and the recent drought impacts have only exacerbated this situation for us and our peers in the water utility industry. Yet, San Jose Water has balanced these competing forces well in the past. The typical customer pays between $90 – 100 per month for water. Those residents who qualify for the WRAP (Water Rate Assistance Program) pay about 20% less.

I want to close by sharing that the merger being undertaken will provide us greater efficiency and a stronger financial position to make necessary investments in the future of our water system. This means better service to our customers, and ultimately a more reliable, modern water system. Our intent with our merger is to keep San Jose Water strong. The control of the company will remain in San Jose and with San Jose Water. It will preserve jobs, build on our history and grow our company. Through our merger, we will be better positioned to provide service to our customers. We hope you can find time to discuss this with us in the very near term.

Sincerely,

Eric W. Thornburg

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.